Exhibit 95 - Mine Safety Information

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) was enacted. Section 1503 of the Act contains new reporting requirements regarding coal or other mine safety.

We are committed to providing a safe workplace for all of our employees.

Our Rock Creek Mine is subject to regulation by the federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (the Mine Act). MSHA inspects the Rock Creek Mine on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. We present information below regarding certain mining safety and health violations, orders and citations issued by MSHA, as well as related assessments and legal actions with respect to our mining operations. In evaluating this information, consideration should be given to factors such as: (i) the number of violations, citations and orders will vary depending on the size of the mine, (ii) the number of citations and orders issued will vary from inspector to inspector and mine to mine, and (iii) violations, citations and orders can be contested and appealed, and in that process, may be reduced in severity and amount, and are sometimes dismissed.

The table below includes references to specific sections of the Mine Act. The information in the table reflects violation, citations and orders issued to us by MSHA and related assessments and legal actions during the year ended November 30, 2011, as reflected in our records. Due to timing and other factors, the data in our system may not agree with the data maintained by MSHA.

Year Ended November 30, 2011

Mine or Operating Name/MSHA Identification Number	Section 104 S&S (#)	Section 104(b) Orders (#)	Section 104(d) Citations and Orders (#)	Section 110(b)(2) Violations (#)	Section 107(a) Orders (#)	Total Dollar Value of MSHA Assessments Proposed ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During the Period (#)	Legal Actions Resolved During Period (#)
Rock Creek - 5001850	28	0	11	0	1	US$37,658	0	No	No	34	35	1